Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
TRACK DATA CORPORATION

Track Data Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1.	This Certificate of Amendment to the Certificate of Incorporation of the Corporation has been duly adopted pursuant to the provisions of Section 242 of the Delaware General Corporation Law.

2.	This Certificate of Amendment shall be effective at 6:00 p.m. on February 28, 2005 (such time and date, the "Effective Date").

3.	Paragraph Fourth (a) of the Certificate of Incorporation is amended to read in its entirety as follows:

"(a) The total number of shares of stock which the Corporation shall have the authority to issue is 60,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.

4.	At the Effective Date, all outstanding shares of Common Stock held by each holder of record on such date shall be automatically combined at the rate of one-for-five without any further action on the part of the holders thereof. No fractional shares will be issued. Any stockholder that holds a number of shares that would become a fractional share as a result of the combination will instead be paid the closing bid price on the Effective Date for each share of Common Stock outstanding prior to the combination that comprises the fractional interest."

IN WITNESS WHEREOF, said Track Data Corporation has caused this certificate to be signed by its Vice President, and its Assistant Secretary, this day of February, 2005.

Track Data Corporation

By:		Attest:

	Martin Kaye, Vice President		Laurel Louison, Assistant Secretary